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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                         SEC File Number 0-25478
                                                                        --------
                                                          CUSIP Number 33645B107
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ X ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q
[  ] Form N-SAR

For Period Ended: DECEMBER 31, 2002
                  -----------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________


          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

NOT APPLICABLE


PART I - REGISTRANT INFORMATION


FIRST SOUTHERN BANCSHARES, INC.
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Full name of registrant


NOT APPLICABLE
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Former name if applicable


102 SOUTH COURT STREET
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Address of principal executive office (STREET AND NUMBER)


FLORENCE, ALABAMA 35630
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City, state and zip code



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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
  [X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's independent accountants required the Company to restate the consolidated financial statements for the year ended December 31, 2001 in order to restate the provision for income taxes to conform to the presentation to be included in the consolidated financial statements for the year ended December 31, 2002. The restatement of the 2001 consolidated financial statements to conform to the presentation in the 2002 consolidated financial statements required significant changes to the Form 10- KSB that could not be completed and approved by the Company's Audit Committee and Board of Directors prior to March 31, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    B. JACK JOHNSON             (256)                764-7131
    --------------------    --------------     ----------------------
    (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 2001 (CONTAINS DISCLAIMER OPINION ON 2001 FINANCIAL STATEMENTS).

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(3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Form 10-KSB for the year ended December 31, 2002, will report a basic loss applicable to common shareholders of $411,000, or $(0.33) per diluted share, as compared to a restated basic loss applicable to common shareholders of $7,867,000, or $(6.26) per diluted share, for the year ended December 31, 2001.

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The Company also anticipates an unqualified opinion in the Report of Independent
Public Accountants for the years ended December 31, 2002 and 2001. The original report of the independent auditors on the Company's financial statements for the year ended December 31, 2001 (previously filed) contained a disclaimer of opinion because of the existence of certain previously disclosed conditions that raised substantial doubt about the Company's ability to continue as a going concern.

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                         FIRST SOUTHERN BANCSHARES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 28, 2003                 By /s/ B. Jack Johnson
                                       -----------------------------------------
                                       B. JACK JOHNSON
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER



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INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this Chapter).